Mail Stop 3561

June 2, 2009

David R. Marks
Chief Executive Officer
Premier Power Renewable Energy, Inc.
4961 Windplay Drive, Suite 100
El Dorado Hills, California 95762

>   **Re: Premier Power Renewable Energy, Inc.**
>   **Amendment No. 5 to Registration Statement on Form S-1**
>   **Filed May 21, 2009**
>   **File No. 333-155241**
>   **Form 10-Q for Fiscal Quarter Ended March 31, 2009**
>   **Filed May 19, 2009**
>   **File No. 333-140637**

Dear Mr. Marks:

      We have reviewed amendment number five to your Form S-1 filed May 21, 2009. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Amendment No. 5 to Registration Statement on Form S-1

Unaudited Financial Statements for the Fiscal Period Ended March 31, 2009, page F-2

Note 8. Derivative Instruments, page F-13

1. We reviewed your response to comment 3 in our letter dated May 20, 2009 and the revised disclosure in Note 8 to your financial statements. In regards to your application of EITF 07-5, please address the following items:

    *   Please clearly disclose that you concluded the conversion feature was not indexed to your common stock due to an exercise price reset feature. Please also describe in

further detail the contractual exercise price reset features of the warrants and the conversion feature within your footnotes.

- You indicate that you believe the market price of your common stock does not reflect its fair value. You further state that you believe the fair value of your common stock remained relatively unchanged from September 9, 2008 through March 31, 2009 and determined that $0.42 was a reasonable estimate of the fair value of your common stock during that timeframe. Considering your common stock has traded publicly since September 2008 at prices well above $0.42 and the $0.42 independent valuation was performed prior to trading of your common shares, we are not in a position to agree with your conclusion that your common stock should remain unchanged from September 2008 though March 2009. Furthermore, we note that certain events, such as your $7 million financing transaction and the ongoing financial crisis and weakening global economy, would likely lead to fluctuations in your stock price. Please note that we did not object to your use of a $0.42 fair value in the relative fair value calculation of your financing transaction since it appeared that only a significant modification of the $0.42 stock price would have necessitated a beneficial conversion feature. We also considered that there was no trading in your common stock at the time the valuation was performed. Since your common stock has now been trading publicly since September 2008, we do not believe it is appropriate to continue using a value for your common stock that is considerably less than the publicly traded prices and determined at a point in time before your common stock was publicly traded. We note that paragraph 3.b. of SFAS 133 states that fair value is the only relevant measure for derivative instruments. Please tell us how your use of a value for your common stock other than quoted market prices is consistent with this guidance and the guidance in SFAS 157. If, upon reconsideration, you determine that changes to your financial statements are appropriate, please tell us how you computed the revised amounts. If you continue to believe that the $0.42 valuation should remain unchanged during the timeframe referenced above, please clarify why the publicly traded stock prices should be disregarded in your fair value determination. In doing so, please tell us the parties involved in these stock transactions. We may have further comment upon reviewing your response.

Note 9. Stock-Based Compensation, Page F-14

2. You disclose on page F-15 that, for the three months ended March 31, 2009, the fair value of your common stock is based on its value as determined by an independent valuation at the time of the reverse merger as your shares were not actively traded. Based on our review of your share transaction history, it appears that trading in your common stock occurred on the majority of days during the quarter at volumes of up to 7,000 shares and the adjusted closing prices during the quarter ranged from $3.10 to $4.40. Based on the preceding, please provide us with your basis in GAAP for valuing your stock options using a $0.42 common stock fair value determined by a September 2008

independent valuation rather than actual market prices. We may have further comment upon reviewing your response.

Form 10-Q/A for the Fiscal Period Ended March 31, 2009

3. The comments on amendment number five to your Form S-1 above should be considered in the Form 10-Q/A to the extent applicable.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Sondra Snyder, Staff Accountant, at (202) 551-3332 or in her absence, Andrew Blume, at (202) 551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Chase, Attorney-Advisor, at (202) 551-3485, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Kevin K. Leung, Esq.
        Dominador Tolentino, Jr., Esq.
        Jamie H. Kim, Esq.